Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2023

On March 26 2024, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2023, and all five agendas listed below were approved as originally proposed.

1. Reporting Items:

1)
Audit Report
2)
Business Results
3)
Operation of Internal Control on Financial Reporting

2. Agenda:

1)
Approval of Financial Statements for fiscal year 2023
(January 1, 2023 - December 31, 2023)

2)
Election of Directors (8 Independent Directors)
2-1) Independent Director Candidate: Ms. Kim Jo Seol
2-2) Independent Director Candidate: Mr. Bae Hoon
2-3) Independent Director Candidate: Ms. Yoon Jaweon
2-4) Independent Director Candidate: Mr. Lee Yong Guk
2-5) Independent Director Candidate: Mr. JIN Hyun-duk
2-6) Independent Director Candidate: Mr. Choi Jae Boong

2-7) Independent Director Candidate: Ms. Song Seongjoo

2-8) Independent Director Candidate: Mr. Choi. Young-Gwon

3)
Election of Audit Committee Member who will serve as Audit Committee Member (1 member)

3-1) Audit Committee Member Candidate: Mr. Kwak Su Keun

4)
Election of Audit Committee Members (2 members)

4-1) Audit Committee Member Candidate: Mr. Bae Hoon

4-2) Audit Committee Member Candidate: Ms. Yoon Jaewon

5)
Approval of the Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2023 as follows:

- Dividend amount for common stocks: KRW 269,195,387,475 (KRW 525 per share)

The annual dividend per share including quarterly dividends is KRW 2,100 per share and the total annual dividend is KRW 1,086.3 billion, the annual dividend yield is 4.8%.

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 23rd Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on March 4, 2024.